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                              February 2, 2021

       David Arslanian
       President
       Progress Acquisition Corp.
       50 Milk Street, 16th Floor
       Boston, MA 02109

                                                        Re: Progress
Acquisition Corp.
                                                            Amendment No. 3 to
Form S-1
                                                            Filed January 29,
2021

       Dear Mr. Arslanian:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Amendment No. 3 to Form S-1 filed January 29, 2021

       Our warrant agreement will designate the courts of the State of New York..., page 33

   1. We note the disclosure indicates the federal district courts are the exclusive forum for actions arising out
of the Securities Act. Please revise the disclosure here and in the later discussion on
page 88 to address any uncertainty around the enforceability of the provision, given the
concurrent jurisdiction provided in Section 22 of the Securities Act.
                                                        Please also disclose
that investors cannot waive compliance with the federal securities laws and the rules and
regulations thereunder.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 David Arslanian
Progress Acquisition Corp.
February 2, 2021
Page 2

       You may contact Peter McPhun at 202-551-3581 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameDavid Arslanian                         Sincerely,
Comapany NameProgress Acquisition Corp.
                                                          Division of
Corporation Finance
February 2, 2021 Page 2                                   Office of Real Estate
& Construction
FirstName LastName